SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2(a)

(Amendment No. 9)

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

03762U105

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Annuity & Life Assurance Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,422,154 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,422,154 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,422,154 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.1%

14	Type of Reporting Person IC

CUSIP No. 0376U105	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Asset Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,422,154 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,422,154 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,422,154 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.1%

14	Type of Reporting Person OO

CUSIP No. 0376U105	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Life Asset Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,422,154 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,422,154 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,422,154 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.1%

14	Type of Reporting Person CO

CUSIP No. 0376U105	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,422,154 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,422,154 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,422,154 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.1%

14	Type of Reporting Person PN

CUSIP No. 0376U105	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,422,154 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,422,154 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,422,154 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.1%

14	Type of Reporting Person OO

CUSIP No. 0376U105	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,523,520 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,523,520 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,523,520 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person PN

CUSIP No. 0376U105	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,523,520 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,523,520 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,523,520 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person OO

CUSIP No. 0376U105	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Athene Holding Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,422,154 shares of common stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,422,154 shares of common stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,422,154 shares of common stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 5.1%

14	Type of Reporting Person CO

CUSIP No. 0376U105	13D

This Amendment No. 9 to Schedule 13D is filed by (i) Athene Annuity & Life Assurance Company, a Delaware stock life insurance company (formerly known as Liberty Life Insurance Company, “Athene Annuity”), (ii) Athene Asset Management LLC, a Delaware limited liability company (“AAM”), (iii) Apollo Life Asset Ltd., an exempted company incorporated in the Cayman Islands (“Apollo Life”), (iv) Apollo Capital Management, L.P., a Delaware limited partnership (“Capital Management”), (v) Apollo Capital Management GP, LLC, a Delaware limited liability company (“Capital Management GP”), (vi) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), (vii) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”), and (viii) Athene Holding Ltd., an exempted company incorporated in the Island of Bermuda (“Athene Holding”), and supplements and amends the Statement on Schedule 13D filed on August 8, 2011, Amendment No. 1 to Schedule 13D filed on October 27, 2011, Amendment No. 2 to Schedule 13D filed on December 9, 2011, Amendment No. 3 to Schedule 13D filed on January 3, 2012, Amendment No. 4 to Schedule 13D filed on June 19, 2012, Amendment No. 5 to Schedule 13D filed on August 13, 2012, Amendment No. 6 to Schedule 13D filed on August 24, 2012, Amendment No. 7 to Schedule 13D filed on October 22, 2012, and Amendment No. 8 to Schedule 13D filed on December 20, 2012 with respect to the common stock, par value $0.01 (the “Common Stock”) of Apollo Commercial Real Estate Finance, Inc. (the “Issuer”).  Athene Annuity, AAM, Apollo Life, Capital Management, Capital Management GP, Management Holdings, Management Holdings GP and Athene Holding are referred to herein collectively as the “Reporting Persons”.

Unless otherwise indicated, each capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on August 8, 2011, as amended. Except as indicated below, there have been no changes in responses to the items in this Amendment No. 9 to Schedule 13D from the responses provided in the Statement on Schedule 13D filed on August 8, 2011, as amended. Responses to each item of this Amendment No. 9 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

Item 2.         Identity and Background

Item 2 is hereby deleted in its entirety and restated as follows:

This Amendment No. 9 to Schedule 13D is filed by (i) Athene Annuity & Life Assurance Company, a Delaware stock life insurance company (“Athene Annuity”), (ii) Athene Asset Management LLC, a Delaware limited liability company (“AAM”), (iii) Apollo Life Asset Ltd., an exempted company incorporated in the Cayman Islands (“Apollo Life”), (iv) Apollo Capital Management, L.P., a Delaware limited partnership (“Capital Management”), (v) Apollo Capital Management GP, LLC, a Delaware limited liability company (“Capital Management GP”), (vi) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), (vii) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”), and (viii) Athene Holding Ltd., an exempted company incorporated in the Island of Bermuda (“Athene Holding”).  Athene Annuity, AAM, Apollo Life, Capital Management, Capital Management GP, Management Holdings, Management Holdings GP and Athene Holding are referred to herein collectively as the “Reporting Persons”.  The principal address of Athene Annuity is 2000 Wade Hampton Boulevard, Greenville, South Carolina 29615.  The principal address of AAM is 818 Manhattan Beach Blvd, Suite 100, Manhattan Beach, CA 90266.  The principal address of Apollo Life is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, KY1-9005 Grand Cayman, Cayman Islands.  The principal address of Capital Management, Capital Management GP, Management Holdings and Management Holdings GP is 9 West 57th St., 43rd Floor, New York, New York 10019.  The principal address of Athene Holding is 96 Pitts Bay Road, Pembroke, Bermuda HM08.

Athene Holding is the sole stockholder of Athene Annuity, and is principally engaged in the business of serving as the sole stockholder of Athene Annuity and other life insurance and reinsurance companies.  In connection with a corporate restructuring of Athene Holding in December 2012, following approval of the restructuring by the Delaware Department of Insurance, Athene Holding redeemed all of the equity securities in Athene Holding then held by Athene Group, and all of the other existing equity securities of Athene Holding were eliminated and replaced with two classes of voting common stock and two classes of non-voting common stock.  As a result of the corporate restructuring and the redemption of the equity securities held by Athene Group, Athene Group has ceased to beneficially own any shares of the Issuer’s Common Stock and is no longer included as a Reporting Person in this Schedule 13D.

AAM is principally engaged in the business of serving as an investment manager for Athene Annuity and other subsidiaries of Athene Holding and related accounts, and for certain third parties.  Apollo Life is principally engaged in the business of serving as a member of AAM.  Capital Management is the sole shareholder of Apollo Life, and is principally engaged in the business of serving as the sole shareholder of Apollo Life and as the sole member and manager of other Apollo investment managers.  Capital Management GP is the general partner of Capital Management and is principally engaged in the business of serving as the general partner of Capital Management.

Management Holdings is the sole member and manager of Capital Management GP, and is principally engaged in the business of serving as the sole member and manager of Capital Management GP and other Apollo investment managers, including Apollo Global Real Estate Management GP, LLC.  Apollo Global Real Estate Management GP, LLC is the general partner of Apollo Global Real Estate Management, L.P., which is the sole member and manager of ACREFI Management, LLC, which serves as the business and day-to-day operations manager of the Issuer.  Management Holdings GP is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the directors and executive officers of Athene Holding, and the executive officers and managers of Management Holdings GP, and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.  None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

Item 4.         Purpose of Transaction

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

This Amendment No. 9 to Schedule 13D is filed for the purpose of reporting a greater than 1% change in beneficial ownership by the Reporting Persons.  The shares of Common Stock reported as beneficially owned by Athene Holding, Athene Group, AAM, Apollo Life, Capital Management, and Capital Management GP include the shares of Common Stock held of record by Athene Annuity.  The shares of Common Stock reported as beneficially owned by Management Holdings and Management Holdings GP include the shares held of record by Athene Annuity, and also include 101,366 shares held of record by ACREFI Management, LLC, the manager of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by any of the other Reporting Persons, and the filing of this Amendment No. 9 to Schedule 13D shall not be construed as an admission that any such entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The shares of Common Stock reported as beneficially owned in this Amendment No. 9 to Schedule 13D do not include 460,000 shares of Common Stock owned of record by Apollo Principal Holdings I, L.P. and beneficially owned by its general partner, Apollo Principal Holdings I GP, LLC.  The Reporting Persons are not part of a group with ACREFI Management, LLC, Apollo Global Real Estate Management, L.P., Apollo Global Real Estate Management GP, LLC, Apollo Principal Holdings I, L.P. or Apollo Principal Holdings I GP, LLC, and each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer reported as beneficially owned by any of ACREFI Management, LLC, Apollo Global Real Estate Management, L.P., Apollo Global Real Estate Management GP, LLC, Apollo Principal Holdings I, L.P. or Apollo Principal Holdings I GP, LLC, and the filing of this Amendment No. 9 to Schedule 13D shall not be construed as an admission that any such entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)         See the information contained on the cover pages to this Amendment No. 9 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is determined based on 28,044,106 shares of Common Stock outstanding as reported by the Issuer in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012 (File No. 001-34452).

(b)         See the information contained on the cover pages to this Amendment No. 9 to Schedule 13D which is incorporated herein by reference.

(c)          There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in Annex 1 to this Amendment No. 9 to Schedule 13D.

(d)         Not applicable.

(e)          Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.         Material to Be Filed as Exhibits

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: January 18, 2013

ATHENE ANNUITY & LIFE ASSURANCE COMPANY

	By:	/s/ John Golden
	Name:	John Golden
	Title:	Secretary

ATHENE ASSET MANAGEMENT LLC

	By:	/s/ John Golden
	Name:	John Golden
	Title:	Senior Vice President

APOLLO LIFE ASSET LTD.

	By:	/s/ Cindy Michel
	Name:	Cindy Michel
	Title:	Vice President

APOLLO CAPITAL MANAGEMENT, L.P.

	By:	Apollo Capital Management GP, LLC
its general partner

		By:	/s/ Cindy Michel
		Name:	Cindy Michel
		Title:	Vice President

APOLLO CAPITAL MANAGEMENT GP, LLC

	By:	/s/ Cindy Michel
	Name:	Cindy Michel
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Cindy Michel
	Name:	Cindy Michel
	Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Cindy Michel
Name:	Cindy Michel
Title:	Vice President

ATHENE HOLDING LTD.

By:	/s/ Tab Shanafelt
Name:	Tab Shanafelt
Title:	Chief Legal Officer and Secretary

APPENDIX A

The following sets forth information with respect to the directors and executive officers of Athene Holding and certain of the executive officers and managers of Management Holdings GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment No. 9 to Schedule 13D to which this Appendix A relates.

The directors of Athene Holding are James Belardi, Robert Borden, Mark Cutis, Wendy Dulman, Frank Gillis, Grant Kvalheim, Gernot Lohr, Matthew Michelini, Eric Press, Manfred Puffer, Marc Rowan, Imran Siddiqui and Hope Taitz.  Mr. Belardi, Mr. Kvalheim and Mr. Tab Shanafelt are the principal executive officers of Athene Holding.  Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Management Holdings GP.

The principal occupation of Mr. Belardi is to serve as a director and executive officer of Athene Holding and its subsidiaries, and as a manager and executive officer of AAM.  The principal occupation of Mr. Gillis is to serve as a director of Athene Holding and AAM, and to serve as a director and executive officer of a subsidiary of Athene Holding.  The principal occupation of Mr. Kvalheim is to serve as a director and executive officer of Athene Holding.  The principal occupation of Messrs. Borden, Cutis and Puffer, and of Ms. Taitz, is to serve as a director of Athene Holding.  The principal occupation of Mr. Shanafelt is to serve as an executive officer of Athene Holding.  The principal occupation of each of Ms. Dulman and Messrs. Lohr, Michelini, Press and Siddiqui is to serve as employees and in some cases officers of Apollo Management, L.P. and its related investment managers and advisors, and to act as directors of Athene Holding.  The principal occupation of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Management Holdings GP and other related investment managers and advisors.

The business address of Mr. Belardi is 818 Manhattan Beach Blvd, Suite 100, Manhattan Beach, California 90266.  The business address of Messrs. Borden, Cutis, Gillis, Kvalheim, Puffer, Shanafelt and Taitz is 96 Pitts Bay Road, Pembroke, Bermuda HM08.  The business address of each of Ms. Dulman and Messrs. Black, Harris, Rowan, Lohr, Michelini, Press and Siddiqui, is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Belardi, Black, Borden, Cutis, Gillis, Harris, Kvalheim, Michelini, Press, Rowan, Shanafelt and Siddiqui, and Ms. Dulman and Taitz, are each a citizen of the United States.  Mr. Lohr is a citizen of Germany.  Mr. Puffer is a citizen of Austria.  Each of Messrs. Belardi, Black, Borden, Cutis, Gillis, Harris, Kvalheim, Lohr, Michelini, Press, Puffer, Rowan, Shanafelt and Siddiqui, and Ms. Dulman and Taitz, disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.

ANNEX 1

Reportable transactions within the last 60 days:

Date	Aggregate Number of Shares Sold
12/19/2012	10,760
1/2/2013	23,084
1/3/2013	27,693
1/4/2013	20,230
1/7/2013	29,692
1/8/2013	19,362
1/9/2013	36,220
1/10/2013	27,766
1/11/2013	18,964
1/14/2013	24,183
1/15/2013	24,303
1/16/2013	25,944